Exhibit 99.1

111, Inc. Announces New Capital Injection and Strategic Plan to

Expand Access to China’s Capital Markets

•	Completion of new capital injection in principal subsidiary Yao Fang Shanghai

•	Initiation to list shares of principal subsidiary Yao Fang Shanghai on the STAR Market

•	111 firmly committed to maintaining Nasdaq listing status

SHANGHAI, August 20, 2020 /PRNewswire/ – 111, Inc. ("111" or the "Company") (NASDAQ: YI), a company dedicated to digitally connecting patients with drugs and healthcare services in China, today announced the completion of new capital injection in its principal subsidiary and a strategic plan to expand its access to China’s capital markets.

On August 17, 2020, Yao Fang Information Technology (Shanghai) Co., Ltd. (“Yao Fang Shanghai”), the principal operating subsidiary of 111 in China, completed the capital injection from new investors. According to the investment agreements, the new investors invested in Yao Fang Shanghai an aggregate of RMB419.82 million (approximately US$60.49 million), of which RMB24.44 million (approximately US$3.52 million) was from the management team, at a pre-money valuation of US$1.2 billion (approximately RMB8.33 billion).

In addition to the new capital injection, 111 will seek to list the shares of Yao Fang Shanghai on the Shanghai Stock Exchange’s Sci-Tech innovAtion boaRd (the “STAR Market”) within the next three years, subject to regulatory approvals and market conditions. The Company’s plan to list Yao Fang Shanghai shares on the STAR Market is for the purpose of accessing a new source of growth capital in China, raising the Company’s profile with Chinese investors and potential customers, and strengthening its leading digital healthcare platform in China.

In connection with the capital injection, the investors have agreed to take all necessary and reasonable steps to facilitate the proposed listing of Yao Fang Shanghai on the STAR Market. In the event that Yao Fang Shanghai’s proposed listing is not completed in three years, the investors may choose to exercise their option to require Yao Fang Shanghai or its controlling shareholder Yao Wang Corporation Limited, a wholly-owned subsidiary of 111, to redeem all or part of the equity interests then owned by such investors at a price equal to the initial investment amount plus accrued interest at a simple annual rate of 6%.

Mr. Junling Liu, Co-Founder, Chairman, and Chief Executive Officer of 111, commented, “The STAR Market features some of China’s most promising technology companies. A listing on the STAR Market would allow us to tap into new capital resources in China’s dynamic capital market, and provide opportunities for domestic investors to invest in our transformative and innovative business and China’s rapidly growing healthcare sector.”

“Our intention to pursue the listing of our principal subsidiary in China complements the listing of our ADSs on NASDAQ, which has allowed the Company to access the global capital markets and maintain a strong international corporate profile that will continue to help us build partnerships with world-leading pharmaceutical companies to facilitate their drug commercialization efforts in China.”

“The capital injection in our principal subsidiary in China further strengthened our financial flexibility to seek out and capitalize on strategic market opportunities, solidify our leadership in China’s digital healthcare market, accelerate business growth and expedite our next phase of expansion,” Mr. Liu concluded.

The proposed listing of Yao Fang Shanghai on the STAR Market is subject to Yao Fang Shanghai obtaining regulatory approvals and market conditions. The terms of the proposed listing have not yet been determined by our board of directors or approved by the Shanghai Stock Exchange. This press release does not, and is not intended to, constitute an offer to sell or a solicitation of an offer to purchase any securities in the United States, China or elsewhere, and it does not, and is not intended to, constitute an offer, solicitation or sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "confident" and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as 111's strategic and operational plans, contain forward-looking statements. 111 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control. Forward-looking statements involve inherent risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company's ability comply with extensive and evolving regulatory requirements, its ability to compete effectively in the evolving PRC general health and wellness market, its ability to manage the growth of its business and expansion plans, its ability to achieve or maintain profitability in the future, its ability to control the risks associated with its pharmaceutical retail and wholesale businesses, and the Company's ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Global Market, including its ability to cure any non-compliance with Nasdaq's continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and 111 does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About 111, Inc.

111, Inc. (NASDAQ: YI) ("111" or the "Company") is a company dedicated to digitally connecting patients with drugs and healthcare services in China. The Company provides hundreds of millions of consumers with better access to pharmaceutical products and medical services directly through its online retail pharmacy and indirectly through its offline pharmacy network. 111 also offers online medical services through its internet hospital, 1 Clinic, which provides consumers with cost-effective and convenient online consultation and electronic prescription services. In addition to providing direct services to consumers through its online retail pharmacy, 111 also enables offline pharmacies to better serve their customers. The Company's online wholesale pharmacy, 1 Drug Mall, serves as a one-stop shop for pharmacies to source a vast selection of pharmaceutical products. The Company's New Retail platform, by integrating the front and back ends of the pharmaceutical supply chain, has formed a smart supply chain, which transforms the flow of pharmaceutical products to pharmacies and modernizes how they serve their customers.

For more information on 111, please visit: http://ir.111.com.cn/.

For more information, please contact:

111, Inc.

Investor Relations

Email: ir@111.com.cn

111, Inc.

Media Relations

Email: press@111.com.cn

Phone: +86-021-2053 6666 (China)

GCM Strategic Communications

IR Counsel

Email: 111.ir@gcm.international

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